Trilogy International Partners Inc.	Tel: 425-458-5900
155 108th Ave NE, Suite 400	Fax: 425-458-5998
Bellevue, Washington 98004

December 22, 2020

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Trilogy International Partners Inc.

Form 20-F for the Fiscal Year ended December 31, 2019

Filed March 24, 2020

File No. 000-55716

Dear Mr. Krikorian,

Trilogy International Partners Inc. (the “Company” or “we”) respectfully provides the following responses to the comments contained in your letter dated December 11, 2020, relating to the above-referenced filing.

For ease of reference, we have repeated the Staff’s comments preceding our responses.

Form 20-F for the Fiscal Year ended December 31, 2019

Results of Operations, page 85

1.	We note you present New Zealand Adjusted EBITDA and Adjusted EBITDA Margin % on page 91 and Bolivia Adjusted EBITDA and Adjusted EBITDA Margin % on page 96. However, you do not provide the most directly comparable GAAP measures nor reconciliations from the most directly comparable GAAP measures. Please revise accordingly. Refer to Questions 102.10 and 104.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Item 10(e) of Regulation S-K. Similar concerns apply to your earnings releases included in 6-K’s dated March 25, 2020, May 11, 2020, August 11, 2020, and November 10, 2020.

Response:

The Company respectfully acknowledges the Staff’s comment. The Adjusted EBITDA amounts, by segment, presented in Results of Operations represent the GAAP measures of profit and loss as evaluated by our chief operating decision maker for purposes of making decisions about allocating resources and assessing performance of the segments. We have disclosed New Zealand and Bolivia as our reportable segments and have presented these Adjusted EBITDA amounts in accordance with FASB Accounting Standards Codification 280 (ASC 280) as included within Note 18 - Segment Information to our annual audited consolidated financial statements. Within that context, we had considered and evaluated Section 104 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. As such, we do not believe these segment amounts, or related ratios, are non-GAAP measures that are subject to Item 10(e) of Regulation S-K or the aforementioned interpretations. Separately, we acknowledge that presenting Adjusted EBITDA on a consolidated basis, or presenting adjusted segment amounts not required by ASC 280, would be considered non-GAAP measures. Thus, we have provided a reconciliation of Consolidated Adjusted EBITDA in item 5.A – Operating Results, within Definitions and Reconciliations of Non-GAAP Measures on page 114.

In our future filings, we will clearly label our GAAP segment measures as Segment Adjusted EBITDA for both New Zealand and Bolivia. Further, in Item 4.B – Business Overview of Item 4 – Information on the Company, we will provide enhanced disclosure regarding our reportable segments noting that revenue and Segment Adjusted EBITDA are the primary financial measures evaluated by our chief operating decision maker to assess performance and allocate resources.

General

2.	Please provide us with your analysis as to how you determined that you are a foreign private issuer. In this regard, we note your statement on page 144, that “As of March 24, 2020, based on the Company’s shareholders’ register held at TSX Trust, there were 66 shareholders of record of the Company’s Common Shares in the United States, holding 100% of the outstanding Common Shares of the Company.” Further, your table on page 142 shows Theresa Gillespie, Director, beneficially owning 61.19% of your Class C Units as well as a resident of the United States. Finally, you identify Bellevue, Washington as your principal executive offices and on page 118 your CEO, CFO, and SVP, General Counsel are shown as residents of the United States. Refer to the definition of foreign private issuer under Exchange Act Rule 3b-4(c).

Response:

With respect to the Staff’s comment, the Company firstly acknowledges the Staff’s reference to the statement included in our Form 20-F that “As of March 24, 2020, based on the Company’s shareholders’ register held at TSX Trust, there were 66 shareholders of record of the Company's Common Shares in the United States, holding 100% of the outstanding Common Shares of the Company.” In evaluating the Staff’s comment, we have determined that this disclosure did not accurately characterize the number of U.S. record holders and the portion of Common Shares that they hold.

In future filings, the Company will include an enhanced disclosure in response to Item 7.A.2. of Form 20-F that appropriately reflects the portion of each class of the Company’s voting securities held in the U.S. and the number of record holders of such securities in the U.S. including interests in the Company’s Special Voting Share (as defined below). The revised future disclosures will be substantially similar to the following language, which reflects the Company’s analysis of ownership data obtained in April 2020 and which provides an example of disclosure related to the Form 20-F for the fiscal year ended December 31, 2019:

“As of April 7, 2020, there were 66 holders of record of the Company’s Common Shares and 48 holders of record of interests in the Company’s Special Voting Share. Of the 66 holders of record of the Company’s Common Shares, 37 were resident in the United States. Giving effect to the “look through” requirements applicable to foreign private issuers with respect to record ownership of brokers, dealers, banks, or nominees holding securities for the accounts of their customers, 36.6% of the Company’s Common Shares were held of record by persons resident in the United States. Of the 48 holders of record of interests in the Company’s Special Voting Share, 46 were resident in the United States.”

Additionally with respect to the Staff’s comment, the Company acknowledges that pursuant to Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Staff’s Exchange Act Rules Compliance and Disclosure Interpretation 110.02, when a company with multiple classes of voting stock with different voting rights determines whether more than 50 percent of its outstanding voting securities are directly or indirectly owned of record by residents in the United States, that company may choose one of two methods. It may look to whether more than 50 percent of the voting power of those classes on a combined basis is directly or indirectly owned of record by residents of the United States (the “Voting Power Method”). Alternatively, the company may make the determination based on the number of voting securities (the “Numeric Method”).

The Company, which is incorporated in Canada (British Columbia), assesses its foreign private issuer status as of the last business day of its second fiscal quarter and applies the Numeric Method.

To determine record ownership, the Company applies the Note to paragraph (c)(1) of Rule 3b-4(c), which instructs the Company to use the method of calculating record ownership in Rule 12g3-2(a) of the Exchange Act. Rule 12g3-2(a) in turn provides that securities held of record by persons resident in the United States shall be determined as provided in Exchange Act Rule 12g5-1, except subject to a “look through” of record ownership of any broker, dealer, bank or nominee that holds securities for the accounts of their customers. Further, notwithstanding the general methodology set forth in Rule 12g5-1(a), Rule 12g5-1(b)(1) provides that if a company determining record ownership has knowledge that the securities are subject to a voting trust, deposit agreement or similar arrangement, such securities shall be included as held of record by the record holders of the voting trust certificates, certificates of deposit, receipts or similar evidences of interest in such securities.

In order to perform its annual assessment of foreign private issuer status, the Company analyzes ownership reports and other information available relating to its Common Shares as of the last business day of the Company’s second quarter. Additionally, the Company analyzes the ownership interests held under a voting trust agreement. As described in the Company’s Form 20-F, holders of the Class C Units of the Company’s indirect subsidiary, Trilogy International Partners LLC (“Trilogy LLC”), are entitled to exercise voting rights with respect to the Company under the terms of a voting trust agreement (the “Voting Trust Agreement”). The Voting Trust Agreement provides that one outstanding special voting share of the Company (the “Special Voting Share”), held of record by TSX Trust Company, as trustee, is entitled to cast a number of votes equal to the number of outstanding Trilogy LLC Class C Units for which instructions are received from holders of Trilogy LLC Class C Units. TSX Trust Company exercises the voting power of the Special Voting Share on a proportionate basis in accordance with the instructions of the holders of such Trilogy LLC Class C Units party to the Voting Trust Agreement. Each owner of Trilogy LLC Class C Units party to the Voting Trust Agreement is identified as the holder of a voting interest in the Special Voting Share (an “Evidence of Interest”). In accordance with Rule 12g5-1(b)(1), in applying the Numeric Method, the Company looks through the record ownership of the Company’s single Special Voting Share in order to tabulate the record ownership of the Evidences of Interest.

The Company makes its Numeric Method determination based on the number of the Company’s Common Shares and the residency information with respect to such Common Shares, together with the number of Evidences of Interest equal to the number of individual Class C Unit holders and the residency information with respect to the holders of such Evidences of Interest, in each case, identified as described above.

As of June 28, 2019 (the last business day before June 30, 2019), the Company’s application of the Numeric Method determined that approximately 36.5% of the Company’s voting securities were directly or indirectly owned of record by residents in the United States. Accordingly, the Company satisfied the definition of a “foreign private issuer” because the condition set forth in Rule 3b-4(c)(1) was not met as of June 28, 2019.

If you have any questions or further comments, please contact me by email at erik.mickels@trilogy-international.com or by phone at 425-458-5969.

Very truly yours,

/s/ Erik Mickels
Erik Mickels
Senior Vice President and Chief Financial Officer

cc:	Scott Morris, Senior Vice President and General Counsel

Luke Tavis, Corporate Controller

Gregg S. Lerner, Partner, Friedman Kaplan Seiler & Adelman LLP

Edward B. Winslow, Partner, Jones Day